Filed by Metals Acquisition Limited

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Metals Acquisition Corp

Commission File Number: 001-40685

Date: June 5, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 5, 2023

METALS ACQUISITION CORP

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40685	98-1589041
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Century House, Ground Floor Cricket Square, P.O. Box 2238 Grand Cayman KY1-1107, Cayman Islands
(Address of principal executive offices, including zip code)

 Registrant’s telephone number, including area code: (817) 698-9901

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one redeemable warrant	MTAL.U	New York Stock Exchange LLC
Class A ordinary shares included as part of the units	MTAL	New York Stock Exchange LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of 11.50	MTAL.WS	New York Stock Exchange LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

As described below under Item 5.07 of this Current Report on Form 8-K, on June 5, 2023, Metals Acquisition Corp (the “Company”, “Metals” or “we”) convened an extraordinary general meeting (the “General Meeting”) to approve, among other things, the previously announced business combination of the Company (the “Business Combination”).

Item 5.07.	Submission of Matters to a Vote of Security Holders.

Set forth below are the final voting results for each of the proposals submitted to a vote of the shareholders of the Company at the General Meeting:

	Votes For	Votes Against	Abstentions
1. A proposal, as an ordinary resolution, that the entry into and execution of the Share Sale Agreement, dated as of March 17, 2022, as amended by the Deed of Consent and Covenant, dated as of November 22, 2022, and as further amended by the CMPL Share Sale Agreement Side Letter, dated as of April 21, 2023 (as may be amended, supplemented, or otherwise modified from time to time, the “Share Sale Agreement”), by and among Metals Acquisition Limited, a private limited company newly incorporated under the laws of Jersey, Channel Islands (“MAC Limited”), MAC, Metals Acquisition Corp. (Australia) Pty Ltd, an Australian private company and wholly-owned subsidiary of MAC (“MAC-Sub”), and Glencore Operations Australia Pty Limited (“Glencore”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex A and Annex A-1, pursuant to which, among other things, MAC-Sub will acquire from Glencore 100% of the issued share capital of Cobar Management Pty. Limited, an Australian private company (“CMPL”) (the “Business Combination Proposal”), which owns and operates the Cornish, Scottish and Australian underground copper mine (the “CSA Mine”) near Cobar, New South Wales, Australia, and the transactions contemplated by the Share Sale Agreement (including the business combination, the “Business Combination”) be authorized, approved and confirmed in all respects;	27,538,130	455,506	1,111

Votes For	Votes Against	Abstentions

2.     A proposal, as a special resolution, that subject to the approval and adoption of the Business Combination Proposal, the plan of merger, a copy of which is attached to the accompanying proxy statement/prospectus as Annex B, pursuant to which, immediately prior to the Business Combination, MAC will be merged with and into MAC Limited (the “Merger”),with MAC Limited continuing as the surviving company (MAC Limited following the Merger is referred to as “New MAC”) and CMPL becoming an indirect subsidiary of New MAC following the Business Combination be authorized, approved and confirmed in all respects, that MAC be and is hereby authorized to enter into the Plan of Merger, and that MAC be authorized to merge with and into MAC Limited, with MAC Limited continuing as the surviving company, so that all the undertaking, property and liabilities of MAC vest in the surviving company by virtue of such merger pursuant to the provisions of Part XVI of the Companies Act (the “Merger Proposal”);

27,538,130	455,506	1,111

	Votes For	Votes Against	Abstentions
3. Assuming the Business Combination Proposal and the Merger Proposal are approved, to consider and vote upon three separate proposals (collectively, the “Governing Documents Proposals”) to approve, by ordinary resolution, material differences between the amended and restated memorandum of association of New MAC to be in effect following the Business Combination, a copy of which is attached to the accompanying proxy statement/prospectus as Annex C (together, the “Proposed Governing Documents”), and the existing amended and restated memorandum and articles of association of MAC (together, the “Existing Governing Documents”):

3(a). Method to appoint and elect directors;	26,248,519	455,506	1,290,722

3(b). Advance notice procedural requirements for shareholders;	26,248,519	455,506	1,290,722

3(c). Other changes in connection with the adoption of the Proposed Governing Documents;	26,248,519	455,506	1,290,722

Based upon the submission of proxies and ballots, and those members attending the meeting, the holders of a majority of the shares of Metals ordinary shares issued and outstanding and entitled to vote at the close of business on the record date were present at the General Meeting by proxy or by attendance via the virtual meeting website and in person, which constituted a quorum. Proposal 1 was approved by the required vote. Proposal 2 was approved by the required vote. Proposal 3(a) was approved by the required vote. Proposal 3(b) was approved by the required vote. Proposal 3(c) was approved by the required vote.

Item 8.01.	Other Events.

In connection with the shareholder vote at the General Meeting, Metals’ public shareholders had the right to elect to redeem all or a portion of their Class A ordinary shares for a per share price calculated in accordance with Metals’ memorandum and articles of association. Metals’ public shareholders holding 23,513,685 Class A ordinary shares validly elected to redeem their public shares upon consummation of the Closing of the Business Combination.

On June 5, 2023, Metals issued a press release announcing the results of the General Meeting. A copy of the press release is attached as Exhibit 99.1.

The Closing is expected to occur on or about June 15, 2023, subject to the satisfaction or waiver of the conditions with respect to the Business Combination.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

For additional information on the proposed Business Combination, see the relevant materials that MAC has filed with the Securities and Exchange

Commission (the “SEC”), including a registration statement on Form F-4, which includes the Proxy Statement/Prospectus of MAC. MAC's shareholders and other interested persons are advised to read the definitive proxy statement/prospectus filed with the SEC in connection with the proposed Business Combination, as these materials contain important information about the CSA Mine, MAC, New MAC and the proposed Business Combination. MAC has mailed the definitive proxy statement/prospectus and other relevant materials to shareholders of MAC as of May 5, 2023, the record date for voting on, among other things, the proposed Business Combination. Shareholders are also able to obtain copies of the definitive proxy statement/prospectus, and other documents filed with the SEC, without charge at the SEC's website at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

FORWARD-LOOKING STATEMENTS

This Current Report on Form 8-K includes “forward-looking statements.” MAC’s actual results may differ from expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, MAC’s expectations with respect to future performance of the CSA Mine and anticipated financial impacts and other effects of the proposed Business Combination, the satisfaction of the closing conditions to the proposed transaction and the timing of the completion of the proposed transaction. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside MAC’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the occurrence of any event, change, or other circumstances that could give rise to the termination of the Share Sale Agreement; the outcome of any legal proceedings that may be instituted against MAC following the announcement of the Share Sale Agreement dated as of March 17, 2022 (as amended by the Deed of Consent and Covenant dated as of November 22, 2022, as supplemented by the CMPL Share Sale Agreement Side Letter, dated as of April 21, 2023, as further supplemented by the CMPL Share Sale Agreement Side Letter, dated May 31, 2023 and as further supplemented by the CMPL Share Sale Agreement Side Letter, dated June 2, 2023 (the “Share Sale Agreement”); the inability to complete the proposed transaction, including due to failure to obtain financing, approval of the shareholders of MAC, certain regulatory approvals, or satisfy other conditions to closing in the Share Sale Agreement; the occurrence of any event, change, or other circumstance that could give rise to the termination of the Share Sale Agreement, or could otherwise cause the transaction to fail to close MAC’s inability to secure the expecting financing for the consideration under the Share Sale Agreement; the inability to obtain or maintain the listing of MAC’s shares following the proposed transaction; the risk that the proposed transaction disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things; the supply and demand for copper; the future price of copper; the timing and amount of estimated future production, costs of production, capital expenditures and requirements for additional capital; cash flow provided by operating activities; unanticipated reclamation expenses; claims and limitations on insurance coverage; the uncertainty in mineral resource estimates; the uncertainty in geological, metallurgical and geotechnical studies and opinions; infrastructure risks; and dependence on key management personnel and executive officers; and other risks and uncertainties indicated from time to time in the final prospectus of MAC for its initial public offering and the definitive proxy statement/prospectus relating to the proposed Business Combination that MAC filed with the SEC, including those under “Risk Factors” therein, and in MAC’s other filings with the SEC. MAC cautions that the foregoing list of factors is not exclusive. MAC cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. MAC does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

More information on potential factors that could affect MAC’s or CSA Mine’s financial results is included from time to time in MAC’s public reports filed with the SEC, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K as well as the definitive proxy statement/prospectus MAC filed with the SEC in connection with MAC’s solicitation of proxies for the meeting of stockholders to be held to approve, among other things, the proposed Business Combination. If any of these risks materialize or MAC’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that MAC does not presently know, or that MAC currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect MAC’s expectations, plans or forecasts of future events and views as of the date of this communication. MAC anticipates that subsequent events and developments will cause its assessments to change. However, while MAC may elect to update these forward-looking statements at some point in the future, MAC specifically disclaims any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing MAC’s assessment as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

NO OFFER OR SOLICITATION

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Item 9.01.	Financial Statements and Exhibits

Exhibit No.	Description
99.1	Press Release dated June 5, 2023.

104	Cover page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Metals Acquisition Corp

Dated: June 5, 2023	/s/ Michael James McMullen
Name: Michael James McMullen
Title: Chief Executive Officer

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